UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KUN PENG INTERNATIONAL LTD.
(Name of Issuer)

Ordinary shares, $0.0001 par value
(Title of Class of Securities)

12672T 108
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12672T 108	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Kungpeng TJ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 65,754,900(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,754,900 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,754,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.44%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12672T 108	13D	Page 3 of 6

1	NAME OF REPORTING PERSON Chengyuan Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 65,754,900(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 65,754,900(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,754,900(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.44%(2)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12672T 108	13D	Page 4 of 6

(1)

(a) On May 17, 2021, the Issuer closed on a share exchange pursuant to which Kunpeng TJ Limited acquired 6,575,490 shares of common stock of the Issuer in exchange for 100% of the shares of an unrelated issuer that were owned of record by Kunpeng TJ Limited. Chengyuan Li became the director and majority shareholder of Kungpeng TJ Limited on April 19, 2021; therefore, all shares of common stock of the Issuer owned of record by Kunpeng TJ Limited are deemed to be beneficially owned by Chengyuan Li.

(b) On October 18, 2022, the Issuer effected a 10:1 forward stock split, resulting in Kunpeng TJ Limited acquiring an additional 59,179,410 shares of common stock of the Issuer, resulting in an aggregate 65,754,900 shares of common stock held of record by Kunpeng TJ Limited. Chengyuan Li, as the director and majority shareholder of Kungpeng TJ Limited, is deemed to be the beneficial owner of all shares of common stock of the Issuer owned of record by Kunpeng TJ Limited.

(2)	This calculation is based on 400,000,000 shares of common stock of the Issuer issued and outstanding as of the date of filing this Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the $0.0001 par value shares of common stock of Kun Peng International Ltd., a corporation organized under the laws of the State of Nevada (the “Issuer”). The address of the principal executive office of the Issuer is 1F, Building 3, No. 1001 Huihe South Street, Banbidian Village, Gaobeidian Town, Chaoyang District, Beijing PRC.

Item 2. Identity and Background

Reporting Persons:

(a)	Name: This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

i.	Kunpeng TJ Limited, which is incorporated under the laws of the British Virgin Islands.
ii.	Chengyuan Li, an individual who is a citizen of the PRC.

(b)	The principal business address of the Reporting Persons is 1F, Building 3, No. 1001 Huihe South Street, Bambidian Village, Gaobeidian Town, Chaoyang District, Beijing PRC.

(c)	Present Principal Occupation: Chengyuan Li is a member of the Board of Directors of the Issuer and a businesswoman. Kunpeng TJ Limited is a holding company.

(d)	Convictions: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Chengyuan Li is a citizen of the People’s Republic of China. Kunpeng TJ Limited is incorporated under the laws of the British Virgin Islands.

CUSIP No. 12672T 108	13D	Page 5 of 6

Item 3. Source and Amount of Funds or Other Consideration

In May 2021, Kungpeng TJ Limited was issued 6,575,490 shares of common stock of the Issuer in exchange for 100% of Kunpeng TJ Limited’s shares of an unrelated issuer pursuant to a share exchange agreement. In October 2022, the Issuer effected a 10:1 forward stock split pursuant to which Kunpeng TJ Limited was issued an additional 59,179,410 shares of common stock, thereby increasing its shareholdings to 65,754,900 shares of common stock of the Issuer.

Chengyuan Li became the director of Kungpeng TJ Limited on April 19, 2021. Therefore, as the director and majority shareholder of Kungpeng TJ Limited, she is deemed to be the beneficial owner of all shares of common stock of the Issuer owned of record by Kunpeng TJ Limited.

Item 4. Purpose of Transaction

The Reporting Persons have held, and continue to hold, all shares of the Issuer owned by them for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)	The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)	The Reporting Persons have not entered into any transactions in the shares of common stock during the sixty days immediately prior to the filing of this Schedule 13D.

(d)	As of the date of filing of this Schedule 13D, no person, other than the Reporting Persons, is known to have had the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares of common stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement with respect to the joint filing of this Schedule 13D between each of the Reporting Persons attached hereto, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D. A copy of such agreement is attached as Exhibit 7.3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.3 Joint Filing Agreement

CUSIP No. 12672T 108	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024	Kunpeng TJ Limited

	By:	/s/ Chengyuan Li
Chengyuan Li, Director

Date: May 7, 2024	/s/ Chengyuan Li
Chengyuan Li